

July 7, 2014

<u>Via U.S. mail</u>
Mr. Anthony Krug
Chief Financial Officer
Mack-Cali Realty Corporation
343 Thornall Street,
Edison, NJ 08837

> **Re:** **Mack-Cali Realty Corporation**
> **Form 10-K for year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-13274**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 333-57103**

Dear Mr. Krug:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013 for Mack-Cali Realty Corporation

Financial Statements

Notes to Consolidated Financial Statements, page 82

1. Organization and Basis of Presentation, page 82

Allowance for Doubtful Accounts, page 87

1.   In future periodic filings, please revise your accounting policy to clarify how you
        determine your allowance for doubtful accounts. Your revision should reflect the factors
        you consider when determining an allowance for individual receivables and groups of
        similar types of receivables. Please provide us an example of your proposed disclosure.
        This comment also applies to Mack-Cali Realty, L.P.

3. Real Estate Transactions, page 90

Property Sales, page 93

2.   It appears that you have sold the Pennsylvania office portfolio to a joint venture that is
        partially owned by the registrant. Please address the following:
        a. Please tell us how you determined it was appropriate to present the operations and
            the related gain from this portfolio as discontinued operations. Please refer to
            paragraph 17 of ASC 205-20-55.
        b. Please clarify for us if you have recognized full profit on the sale of the
            Pennsylvania office portfolio and how you determined your accounting was
            appropriate. Please refer to paragraph 47 of ASC 360-20-40.
        c. Please tell us how you determined that your retained subordinate equity interest
            should be recorded as zero.
        d. Please tell us how you account for the joint venture that acquired the office
            portfolio.
        This comment also applies to Mack-Cali Realty, L.P.

4. Investments in Unconsolidated Joint Ventures, page 96

Stamford SM, LLC, page 100

3.   We note you hold an 80% interest in Stamford SM LLC and you share equally in
        decision-making on all major decisions. Please tell us how you determined it was not
        necessary to consolidate this entity. Your response should include, but not necessary be
        limited to, how you resolve disagreements involving major decisions. This comment also
        applies to Mack-Cali Realty, L.P.

KPG—P 100 IMW JV, LLC, page 113

4.   We note your disclosure regarding KPG-P 100 IMW JV, LLC. Please address the following:
        a. Please clarify the relationship between KPG-IMP, which owns 100 IMW Property and the registrant's ownership interest in KPG-MCG and KPG-P.
        b. It appears the registrant owns a 57.7677% interest in KPG-MCG which owns a 57.7024% interest in KPG-P. Please tell us if the registrant consolidates KPG-MCG and KPG-P and how you made that determination.
        This comment also applies to Mack-Cali Realty, L.P.

8. Senior Unsecured Notes, page 116

5.   Please enhance your disclosure to state whether you met your debt covenants as of period end. This comment also applies to Mack-Cali Realty, L.P.

Form 10-Q for the quarterly period ended March 31, 2014 for Mack-Cali Realty Corporation

Financial Statements

Consolidated Statements of Cash Flows, page 7

6.   We note that your dividends and distributions exceeded your cash provided by operating activities for the period. In future filings, to the extent material, please expand your MD&A liquidity section to disclose the sources of cash used to fund this shortfall. This comment also applies to Mack-Cali Realty, L.P.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant